UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

04005843

January 16, 2004

John D. Buchanan
Chief Legal Officer
SouthTrust Corporation
420 20th Street North, 32nd Floor
Birmingham, AL 35203

Act: 1934
Section:
Rule: 14A-8
Public Availability: 1-16-2004

Re: SouthTrust Corporation
Incoming letter dated November 25, 2003

Dear Mr. Buchanan:

This is in response to your letter dated November 25, 2003 concerning the shareholder proposal submitted to SouthTrust by John K. Moore. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

PROCESSED
JAN 28 2004
THOMSON
FINANCIAL

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

Enclosures

cc: John K. Moore
200 Providence Road
P.O. Box 35261
Charlotte, NC 28235-5261

92081

SouthTrust Corporation
420 20th Street North, 32nd Floor
A-001-TW-3205
Birmingham, AL 35203

John D. Buchanan
Chief Legal Officer
Direct Dial (205) 254-5150

November 25, 2003

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549

RE: Stockholder Proposal Submitted by John K. Moore

Ladies and Gentlemen:

SouthTrust Corporation, a Delaware corporation (the "Company"), requests pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), that the staff of the Division of Corporation Finance (the "Staff") recommend no action to the Securities and Exchange Commission (the "Commission") if the Company omits from its proxy materials (the "Proxy Materials") for its 2004 Annual Meeting of Stockholders (the "2004 Annual Meeting") the stockholder proposal submitted by John K. Moore (the "Proponent") attached hereto as Exhibit A (the "Proposal").

Pursuant to Exchange Act Rule 14a-8(j), enclosed are six copies of each of: (i) the Proposal and statement in support of the Proposal received from the Proponent (the "Supporting Statement"); and (ii) this letter, which sets forth the bases upon which the Company proposes to omit the Proposal and the Supporting Statement from the Proxy Materials. There is also included a copy for the Staff to file stamp and return in the enclosed prepaid envelope. As required under Exchange Act Rule 14a-8(j), a copy of this letter is being sent to the Proponent notifying the Proponent of the Company's intention to omit the Proposal and Supporting Statement from the Proxy Materials.

Pursuant to Exchange Act Rule 14a-8(j), this letter is being submitted to the Staff not fewer than 80 days prior to the date the Company intends to file its definitive proxy statement and form of proxy with the Commission.

The Proposal

The Proponent, a stockholder of the Company, by letter dated November 7, 2003, submitted for inclusion in the Proxy Materials the Proposal and the Supporting Statement. The Proposal recommends that the Board of Directors amend the bylaws of the Company to separate the position of Chairman of the Board and Chief Executive Officer, and to require that an independent director serve as Chairman of the Board as soon as possible.

The following is the text of the Proposal and the Supporting Statement as it currently stands:

> PROPOSAL: The shareholders recommend that the Board of Directors amend the bylaws to separate the roles of Chairman of the Board of Directors and Chief Executive Officer and require an independent director to serve as Chairman of the Board of Directors as soon as possible.
>
> SUPPORTING STATEMENT
>
> A primary purpose of the Board of Directors is to protect shareholders' interests by providing independent oversight of management, including the CEO. I believe that a separation of the roles of Chairman and CEO will promote greater management accountability to shareholders at our company.
>
> Nasdaq has recently adopted corporate governance standards requiring that a majority of the Board of Directors be independent and that regular meetings of only the independent directors be held. Requiring the Chairman of the Board to be independent will facilitate the holding of such meetings as well as identifying an independent director to whom shareholders and employees may take their concerns about executive management and the company.
>
> This proposal is not intended to be critical of the company's present Chairman and CEO. It is made in the spirit of fostering good corporate governance at a time when the risks of not having adequate corporate checks and balances are abundantly clear.
>
> I believe that an independent Chairman will reduce the risk of a corporate debacle like those recently in the news while strengthening the Board's integrity and improving its oversight of management. Many corporate governance experts and institutional shareholders appear to share my belief.
>
> To ensure a check and balance oversight of our investment with an Independent Board Chairman Vote FOR [Insert Designation of Proposal on Proxy Card].

Reasons for Omission

The Company believes that the Proposal and Supporting Statement may be omitted from the Proxy Materials pursuant to any one of the following grounds for exclusion:

(1) Rule 14a-8(i)(2) because the Proposal, if implemented, would cause the Company to be in violation of State law;

(2) Rule 14a-8(i)(3) because the Proposal is in violation of the Commission's proxy rules;

(3) Rule 14a-8(i)(6) because the Company lacks the power and authority to implement the Proposal;

(4) Rule 14a-8(i)(7) because the Proposal relates to the ordinary business operations of the Company; and

(5) Rule 14a-8(i)(10) because the Proposal has been substantially implemented.

I. The Proposal, If Implemented, Would Cause the Company to be in Violation of State, Federal or Foreign Law

The Proposal may be excluded in its entirety under Rule 14a-8(i)(2) because, if implemented, it would cause the Company to be in violation of state, federal or foreign law to which it is subject. Specifically, the Company and Mr. Wallace D. Malone, Jr. are parties to an Amended and Restated Employment Agreement, dated as of April 1, 1998 (the "Employment Agreement"), pursuant to which the Company engaged Mr. Malone as Chief Executive Officer, President and Chairman of the Board of Directors. A copy of the Employment Agreement is attached hereto as Exhibit B.

A breach of contract may be deemed to occur if a party fails to perform without legal excuse its obligation under a contract. Implementation of this Proposal would require that the Board of Directors take action to remove Mr. Malone from his position as Chairman of the Board of Directors. This action would require the Company to breach its Employment Agreement with Mr. Malone, having failed to perform without legal excuse its obligation to engage Mr. Malone as Chairman of the Board of Directors.

Under Alabama law, which governs the Employment Agreement, a breach of contract is failure, without legal excuse, to perform any promise which forms the whole or part of a contract. See *Irvin v. Community Bank*, 717 So. 2d 369, 371 (Ala. Civ. App. 1997) (employer's early termination of employee was deemed a breach of contract); *McGinney v. Jackson*, 575 So. 2d 1070 (Ala. 1991). Section 2 of the Employment Agreement provides that Mr. Malone "shall serve the Company in a capacity *which is at least equal* [emphasis added] to the capacity in which he is now serving the Company and shall perform executive functions for the Company which are at least equal in responsibility, importance and scope as the executive functions" Mr. Malone currently performs for the Company. The Employment Agreement does not allow the Company to discharge Mr. Malone, without payment of substantial benefits, for reasons other than "Cause," as defined in the Employment Agreement. I recognize that Rule 14a-8(i)(2) requires submission of a supporting opinion of counsel, and intend that the above statements constitute the opinion of the undersigned attorney duly admitted to practice law in the State of Alabama.

Prior to the 2003 proxy season, the Staff recognized that a proposal to separate the roles of Chairman from CEO could be excluded under Rule 14a-8(i)(2) in substantially similar circumstances. See LESCO, Inc. (April 2, 2001). The Company urges the Staff to consider carefully the implications of requiring companies to include stockholder proposals in proxy materials which, if adopted, would require the subject companies to negate and breach otherwise valid contractual obligations. The Staff continued to recognize that some proposals dealing with employment agreements could be excluded during the 2003 proxy season when said proposals dealt with executive compensation. See e.g., The Gillette Company (March 10, 2003) (proposal requesting that the board of directors adopt an executive compensation policy that all future stock option grants to senior executives be performance-based was excludable because it might cause the company to violate an existing compensation agreement); Selective Insurance Group, Inc. (March 24, 2003) (proposal recommending that board of directors not approve compensation increases for senior executives above a set amount and further recommending that the board of directors enter into agreements with senior officers and directors prohibiting exercise of existing stock options until a specified return on equity was achieved was excludable because it might cause the company to breach existing contracts). Because the Proposal, if implemented, would cause the Company to breach the terms of the Employment Agreement by removing Mr. Malone from his position as Chairman, we believe the Proposal may be omitted from the Proxy Materials in accordance with Rule 14a-8(i)(2).

In the alternative, if the Staff is unable to concur with the conclusion that the Proposal should be excluded in its entirety because it would cause the Company to be in violation of state, federal or foreign law to which it is subject, the Company requests that the Staff require the Proponent to recast his Proposal to cure the defect by revising the Proposal to state that implementation of the Proposal would be deferred until expiration of the Employment Agreement in accordance with its terms.

II. The Proposal Is Contrary to the Commission's Proxy Rules

A. The Proposal Is So Vague and Indefinite as To Be Misleading

Rule 14a-8(i)(3) states that a stockholder proposal may be omitted if the proposal or its supporting statement is contrary to the proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials. The Staff has consistently taken the position that stockholder proposals that are vague and indefinite are excludable under Rule 14a-8(i)(3) as inherently misleading because neither the stockholders nor the company's board of directors would be able to determine, with any reasonable amount of certainty, what action or measures would be taken if the proposal were implemented. See, e.g., The Proctor & Gamble Company (October 25, 2002) (permitting omission of a proposal requesting that the board of directors create a specific type of fund as "vague and indefinite" where the company argued that neither the stockholders nor the company would know how to implement the proposal).

The Proposal, if implemented, would leave the Company's Board of Directors and management, as well as the Company's stockholders, in the position of not knowing who would be eligible to serve as the Company's Chairman because the Proposal does not include a definition of "Independent" director. While the Proposal identified one relationship – i.e., CEO of the Company – that would disqualify an individual from serving as the "independent" Chairman, there are differing views on what other relationships a director may have that would result in that director not being deemed "independent." The Supporting Statement references recently adopted Nasdaq corporate governance standards requiring a majority of the Board of

Directors be independent; however, neither the Proposal nor the Supporting Statement gives any indication whether the Nasdaq independence standards would be acceptable for determinations of independence under the Proposal.

The Company has aggressively implemented the independence standards proposed by Nasdaq and approved by the Commission on November 4, 2003, however, neither the Company nor the stockholders may know whether the definition of "independent" contained within the Nasdaq corporate governance proposals is appropriate for implementing the Proposal.

Additionally, the Proposal does not specify whether an "independent" Chairman of the Board should be selected from current members of the Board of Directors, or whether a new director should be appointed to the Board, thereby increasing the size of the Company's Board of Directors. If the Proponent is also recommending an increase in the size of the Board, this would require Board action in addition to the proposed amendment of the Company's Bylaws.

Accordingly, for the reasons stated above, the Proposal is so vague and indefinite that it is inherently misleading and, therefore, excludable under Rule 14a-8(i)(3).

B. The Proposal Is False and Misleading

The Staff has consistently concurred that a company may properly omit entire stockholder proposals and supporting statements under Rule 14a-8(i)(3) where they contain false and misleading statements. The Supporting Statement accompanying the Proposal contains several statements which the Staff has previously found to be false and misleading. We urge the Staff to provide such relief here.

The Proponent includes the following statements in his Proposal and Supporting Statement that the Staff has previously specifically ruled are false and misleading in connection with its review of other stockholder proposals:

- "The primary purpose of the Board of Directors is to protect the shareholder's interests by providing independent oversight of management, including the CEO."

- "I believe that an independent Chairman will reduce the risk of a corporate debacle like those recently in the news while strengthening the Board's integrity and improving its oversight of management. Many corporate governance experts and institutional shareholders appear to share my belief."

See Alaska Air Group (March 28, 2003) (first and second bullets); Swift Transportation Company, Inc. (April 1, 2003) (first bullet only); and General Electric Company (January 28, 2003) (first bullet only). In these letters, the Staff held that the first bullet could be omitted unless the proponent recast it as his opinion and the second bullet could be omitted unless the proponent provided factual support for the statement.

The Proponent appears to have attempted to circumvent the Staff's prior holdings regarding the second bullet by recasting the first statement as his opinion, while still following with the assertion that corporate governance experts and institutional shareholders share his belief. The Staff has consistently held that statements that lack appropriate citation or factual support may be omitted. See Alaska Air Group (March 28, 2003) (ruling that three separate statements in the supporting statement may be omitted unless the proponent provided factual support for those statements); Sempra Energy (January 17, 2003) (ruling that three separate statements in the supporting statement may be omitted unless the proponent provided factual support for those statements, and additionally ruling that one statement may be omitted unless the proponent identified the alleged "experts"). Since the Proponent has no factual basis for making the statement contained within the second sentence of the second bullet in violation of Rule 14a-8(i)(3) and 14a-9, the Company urges the Staff to exclude such statement as being "false and misleading."

III. The Company Would Lack the Power and Authority to Implement the Proposal

Rule 14a-8(i)(6) provides that a company may omit a proposal "if the company would lack the power or authority to implement the Proposal." The Proposal, if implemented, would require that the Chairman of the Board of Directors be an "independent director," without defining independence other than excluding service by the current CEO. In order to comply with the Proposal, the Company would be required to ensure that: (a) a sufficient number of independent directors are elected by the stockholders each year to appropriately fill the position of Chairman and positions on the Board's Audit, Corporate Governance and Human Resources Committees, which are required by Nasdaq to be completely independent; and (ii) that one of the "independent" directors would be qualified and willing to serve as Chairman of the Board of Directors.

The Company is a Delaware corporation and is subject to the Delaware General Corporation Law (the "DGCL"). Pursuant to Section 211 of the DGCL, the Company's directors are elected only by its stockholders. Although vacancies on the Board may be filled by the affirmative vote of a majority of the remaining directors, a person who is appointed as a director to fill a vacancy must stand for election after his/her initial term expires. Thus, ultimately, the Company's stockholders determine who serve as the Company's directors.

The corporate accounting scandals which have dominated the news in recent years have made the process of finding qualified independent directors who are willing to serve on the board of a public company increasingly difficult and expensive. Coupled with that difficulty is the reality that obtaining insurance coverage for independent directors that provides coverage sufficient to protect independent directors in the event of a lawsuit – whether or not such a suit has any merit – and the necessity of having such independent directors serve on at least one of the Company's board committees based on the standards for the Company's continued listing on Nasdaq. The Company has real concerns that it will not be able to find an individual deemed "independent" who will have the time and desire to devote to a position as important as the Company's Chairman, and that such individual would require an extremely high level of compensation to perform duties that are currently performed without duplication by the current combined CEO and Chairman. Because the Company does not control who is elected or retained as a director, the Company cannot ensure that any independent director, if elected, would consent to serve as the Company's Chairman.

In a long line of no-action letters, the Staff has permitted the exclusion under Rule 14a-8(i)(6) of proposals seeking to impose qualifications on members of the board. Such proposals are excludable under long-standing Staff interpretations recognizing that it is beyond the corporation's power to ensure election of a particular person or type of person. See I-many, Inc. (April 4, 2003) (permitting exclusion of proposal requiring that all members of the compensation committee be non-management directors and allowing a non-management shareholder observer).

IV. The Proposal Relates to the Ordinary Business Operations of the Company

Rule 14a-8(i)(7) states that a company may omit a stockholder proposal if it "deals with a matter relating to the company's ordinary business operations." In its 1998 release amending the stockholder proposal rule, the Commission explained that one rationale for the "ordinary business" exclusion is to permit companies to exclude proposals on matters that are "so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight." See Exchange Act Release No. 34-40018 (May 21, 1998), at 11. As a second rationale for the "ordinary business" exclusion, the Commission pointed to "the degree to which the proposal seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." Id. The Commission noted that the second rationale may be implicated where the proposal "involves intricate detail, or seeks to impose specific time-frames or methods for implementing complex policies." Id.

The Staff has previously held that proposals concerning requests to seek new management, hire or terminate officers, censure officers, and change the duties of officers are excludable as matters relating to the company's ordinary business operations. See e.g., UAL Corp. (March 15, 1990) (proposal requesting a censure of an executive officer); Exxon Corporation (January 26, 1990) (proposal to remove the chief executive officer); Philadelphia Electric Company (January 29, 1988) (proposal to terminate the chairman and president); Public Service Company of Colorado (March 19, 1987) (proposal to seek new leadership in management of the company); and U.S. Air, Inc. (February 1, 1980) (proposal to create separate offices for the chairman and president). Additionally, the Staff has allowed exclusion of proposals relating to communication issues between non-management directors and stockholders as a matter relating to the company's ordinary business operations. See e.g., Comverse Technology, Inc. (September 8, 2003) (proposal to establish an Office of the Board of Directors to enable direct communication between non-management directors and stockholders).

The Company has strived, through adoption of the corporate governance reforms discussed previously, to demonstrate to stockholders and the investment community that the Company takes seriously its obligations with respect to management oversight and encouragement of a strong, independent Board of Directors. However, while stockholders do have a legitimate role in requesting the Company's Board of Directors to examine possible implementation of new policies, practices, and procedures designed to ensure Board independence, the Company believes that it is up to the Board to determine which policies, practices, and procedures to implement. Accordingly, the Company believes that its decision to address the perceived deficiencies of the unitary leadership structure whether by implementing regular meetings of the Board's independent directors or separating the roles of Chairman and CEO is a matter relating to the Company's ordinary business operations. The Supporting Statement places emphasis on "identifying an independent director to whom shareholders and employees may take their concerns," again an area that the Company believes is already addressed by current Company policies and procedures. While the Company recognizes that the Proposal's objective in avoiding the perceived deficiencies of unitary leadership and enhancing communication with independent directors may be significant policy issues, the Board's choice of the specific method to achieve that objective is clearly a matter relating to the Company's ordinary business operations. See e.g., Z-Seven Fund, Inc. (November 3, 1999) (although proposal relating to the adoption and implementation of a special committee report addressed matters outside the scope of ordinary business matters, other matters contained in the proposal addressing the method of implementing the report are ordinary business matters, and thus the entire proposal was excludable).

Accordingly, for all of the above reasons, the Company believes that the Proposal is excludable under Rule 14a-8(i)(7).

V. The Proposal Has Been Substantially Implemented and Rendered Moot

Rule 14a-8(i)(10) permits a company to omit a stockholder proposal if the proposal has been rendered moot. To be moot, the proposal need not be implemented in full or precisely as presented. Rather, the standard is whether a company's particular policies, practices, and procedures compare favorably with the guidelines of the proposal. See Commission Release No. 34-20091 (August 16, 1983), at II.E.6. As discussed further below, the Company believes that its recent corporate governance changes include policies, practices, and procedures that have substantially implemented the essential objective of the Proposal and met its underlying concerns.

The Staff has consistently taken the position that stockholder proposals have been substantially implemented within the meaning of Rule 14a-8(i)(10) when the company already has policies, practices and procedures in place relating to the subject matter of the proposal, or has implemented the essential objective of the proposal. See e.g., The Talbots Inc. (April 5, 2002) (proposal requesting that the company commit to the implementation of a code of conduct based on ILO human rights standards was excludable because the company had formerly established and implemented similar standards; and The Gap, Inc. (March 16, 2001) (proposal requesting that the company's board provide a report on child labor practices of the company's suppliers was excludable because the company had established and implemented a code of vendor conduct, monitored compliance with the code, and discussed child labor issues with stockholders).

The essential objective of the Proposal is to address the perceived pitfalls of having unitary leadership of the Company by making changes in the leadership structure of the Board of Directors – that is, by separating the roles of the Chairman and CEO. The Proponent's Supporting Statement repeatedly references independent board oversight, as well as making passing reference to "the risks of not having adequate corporate checks and balances." Not only has the Company always had independent management oversight and management accountability to its Board, the Company's recent corporate governance changes both accomplish the essential objective of the Proposal, as well as address the underlying concerns raised in the Supporting Statement.

The Company, following release of proposed changes in Nasdaq's corporate governance standards in late 2002, has instituted several changes designed to strengthen the independence of the Board of Directors. While the Company has had a completely independent Audit Committee for many years, the Human Resources and Corporate Governance Committees are now staffed completely by directors who meet Nasdaq's revised standards for independence. The Proponent's Supporting Statement states that requiring the Chairman's independence "will facilitate the holding" of meetings of the independent directors; however, all independent, non-management directors already meet in executive session outside the presence of management following each regularly scheduled meeting of the Company's Board of Directors. The Company's Audit Committee, as required by the Sarbanes-Oxley Act of 2002 and various Commission rules adopted during 2002 and 2003, has complete oversight over the Company's financial statements and the Company's external auditors. As mandated by the Audit Committee charter, the Audit Committee has already established procedures whereby employees may confidentially submit concerns regarding accounting or auditing matters. Additionally, the Company has an Ethics Hotline which allows officers, employees and directors to report issues directly to the Company. The Company's Human Resources Committee oversees all compensation decisions made with respect to all executive officers of the Company. The Company, in light of the corporate governance changes made in response to Sarbanes-Oxley and the revised listing standards put forth by Nasdaq, sees no need for the additional expenditure of separating the positions of Chairman and CEO, thereby creating another highly paid position to be funded out of Company profits.

The Company believes that these enhanced corporate governance policies, practices, and procedures have accomplished the essential objective sought by the Proposal and have addressed the Proponent's underlying concerns. In light of the complete oversight of management's preparation of Company financial statements by the independent directors serving on the Company's Audit Committee, and the ability to review and recommend compensation levels for all the executive officers of the Company granted to the independent directors serving on the Company's Human Resources Committee, it is difficult to understand how separating the roles of Chairman and CEO would further, in any significant way, the essential objective sought by the Proposal or better addresses the Proposal's underlying concerns. Accordingly, for all of the reasons stated above, the Company believes that the Proposal is excludable under Rule 14a-8(i)(10).

Conclusion

For the foregoing reasons, the Company intends to exclude the Proposal from its Proxy Materials for the 2004 Annual Meeting. The Company respectfully requests confirmation from the Staff that it will not recommend enforcement action to the Commission if the Company excludes the Proposal from its Proxy Materials.

Please acknowledge receipt of this letter by date stamping and returning the additional copy of this letter in the enclosed, self-addressed stamped envelope. If you have any questions or require additional information, please contact me at (205) 254-5150.

Yours truly,

John D. Buchanan

John D. Buchanan

EXHIBIT A

▲ MOORE COMPANIES

200 Providence Road
Post Office Box 35261
Charlotte, NC 28235
Phone: 704-3321546
Fax: 704-332-5406

November 7, 2003

Mr. Wallace D. Malone, Jr.
Chairman and Chief Executive Officer
SouthTrust Corporation
420 North 20th Street
Birmingham, Alabama

Dear Mr. Malone:

Enclosed please find a shareholder proposal that I am submitting under the SEC's shareholder proposal rules and which I intend to offer at the 2004 Annual Meeting. I have continuously owned well over $2,000 in market value of SouthTrust common stock for over a year and will own those securities through the date of the 2004 Annual Meeting. A written confirmation of my ownership from my broker is also enclosed.

Yours truly,

John K. Moore

NC1167
401 South Tryon Street
Charlotte, NC 28202

November 7, 2003

WACHOVIA

John K Moore
P O Box 35261
Charlotte, NC 28235-5261

Dear John K Moore:

Thank you for contacting Wachovia Securities, LLC. Per your conversation with Diana Muldoon, your Financial Advisor, I am providing the information requested.

This letter is to attest that you are the beneficial owner of over 100,000 shares of SouthTrust Corp, ticker SOTR, cusip 844-730-101. We also verify that you have continuously held the position in excess of one year.

If you need specific information on the hold periods on your position, please do not hesitate to contact us at 1-888-700-0264. We will promptly provide you with whatever information you require.

Respectfully,

Alisa Isenhower
Preferred Client Service Specialist
Wachovia Securities, LLC

PROPOSAL

The shareholders recommend that the Board of Directors amend the bylaws to separate the roles of Chairman of the Board of Directors and Chief Executive Officer and require an independent director to serve as Chairman of the Board of Directors as soon as possible.

SUPPORTING STATEMENT

A primary purpose of the Board of Directors is to protect shareholders' interests by providing independent oversight of management, including the CEO. I believe that a separation of the roles of Chairman and CEO will promote greater management accountability to shareholders at our company.

Nasdaq has recently adopted corporate governance standards requiring that a majority of the Board of Directors be independent and that regular meetings of only the independent directors be held. Requiring the Chairman of the Board to be independent will facilitate the holding of such meetings as well as identifying an independent director to whom shareholders and employees may take their concerns about executive management and the company.

This proposal is not intended to be critical of the company's present Chairman and CEO. It is made in the spirit of fostering good corporate governance at a time when the risks of not having adequate corporate checks and balances are abundantly clear.

I believe that an independent Chairman will reduce the risk of a corporate debacle like those recently in the news while strengthening the Board's integrity and improving its oversight of management. Many corporate governance experts and institutional shareholders appear to share my belief.

To ensure a check and balance oversight of our investment with an

Independent Board Chairman

Vote FOR [Insert Designation of Proposal on Proxy Card]

EXHIBIT B

<DOCUMENT>
<TYPE>EX-10.(N)
<SEQUENCE>14
<FILENAME>g74454ex10-n.txt
<DESCRIPTION>EMPLOYEE AGREEMENT FOR WALLACE D. MALONE, JR
<TEXT>
<PAGE>

EXHIBIT 10(N)

AMENDED AND RESTATED
EMPLOYMENT AGREEMENT

This Amended and Restated Employment Agreement (the "Agreement"), which initially was entered into as of the 19th day of October, 1984, and then amended, restated and re-executed at various times thereafter, including as of January 17, 1996, by and between SOUTHTRUST CORPORATION, a Delaware corporation (the "Company"), and Wallace D. Malone, Jr., an individual resident of Jefferson County, Alabama (the "Employee");

WITNESSETH:

WHEREAS, the Employee has served the Company in an executive capacity for a number of years;

WHEREAS, the Company desires to assure itself of the employment of the Employee in accordance with the terms of this Agreement; and

WHEREAS, the parties have determined that certain provisions of the Agreement should be amended and supplemented, and in order to do so, the parties have agreed to amend and restate the Agreement in its entirety.

NOW, THEREFORE, it is agreed by and between the parties that the Agreement shall be amended and restated in its entirety to read as follows:

1

<PAGE>

1. The Company agrees to employ the Employee for the period specified in paragraph 11 of this Agreement (which period, as extended from time to time in accordance with paragraph 11 hereof, hereinafter shall be referred to as the "Period of this Agreement"). For any calendar year, or any portion thereof, during the Period of this Agreement that occurs subsequent to December 31, 1994, the annual base salary of the Employee shall be an amount equal to the Employee's base salary for the year ended December 31, 1994, which base salary shall be subject to adjustment by the Board of Directors as of the end of any calendar year subsequent to December 31, 1994; provided, however, that in no event shall such annual base salary be reduced below the Employee's annual base salary for the immediately preceding calendar year (the "Annual Base Salary"). The Annual Base Salary shall be paid in cash or its equivalent and shall be paid in appropriate installments to conform with the regular payroll dates of the Company.

In addition to the Annual Base Salary, the Employee shall be awarded, for each calendar year during the Period of this Agreement, an annual bonus, payable in cash or its equivalent, in such amounts as may be determined pursuant to the Senior Officer Performance Incentive Plan of the Company or any comparable plan of the Company then in existence. Each such annual bonus shall be paid no later than two and one-half (2 1/2) months following the end of the calendar year for which the annual bonus is awarded or the date otherwise established by the Senior Officer Performance Incentive Plan of the Company or any comparable plan pursuant to which such bonus is awarded, unless the Employee shall elect in writing to defer the receipt of such annual bonus.

2. During the Period of this Agreement, the Employee shall serve the Company in a capacity which is at least equal to the capacity in which he is now serving the Company and shall perform executive functions for the Company which are at least equal in responsibility, importance and scope as the executive functions the Employee is now performing for the Company. During the Period of this Agreement, employee benefits at least equal to those provided the Employee as of January ___, 1996 (the "Latest Amendment Date of this Agreement") will continue to be provided to the Employee, and if the Company, after the Latest Amendment Date of this Agreement, increases the employee benefits provided to its employees, the Employee shall be entitled to substantially the same employee benefits provided to employees of the Company occupying comparable positions to that occupied by the Employee. The Company acknowledges that as of the Latest Amendment Date of this Agreement it is paying, on behalf of the Employee, all premiums necessary to maintain in full force and effect a life insurance policy insuring the life of the Employee, which policy is owned by the Employee, and during the Period of this Agreement, the Company shall continue to pay all premiums required to maintain such life insurance policy in full force and effect. The Employee shall be furnished, during the Period of this Agreement, office space in the facility at which the Company's principal executive office in Birmingham, Alabama are then being maintained, which office space shall be at least equal in size and other amenities to the office space occupied by the Employee as of the Latest Amendment Date of this Agreement. The Employee shall be furnished during the Period of this Agreement with secretarial and office support commensurate with the support now furnished the Employee as of the Latest Amendment Date of this Agreement.

3. The Company agrees that the Employee, at the Employee's election, may retire at any time prior to attaining age sixty-five (65) and after the earlier of the Employee's fifty-fifth (55th) birthday or the Employee's completion of the Employee's thirtieth (30th) year of service measured from date of employment ("Early Retirement"), which election, subject to the parameters set forth above, may be exercised by the Employee at any time while the Employee is employed by the Company hereunder or while the Employee is receiving payments pursuant to the first sentence of paragraph 9 of this Agreement. Such Early Retirement shall be treated for all purposes as if the Employee continued employment with the Company as an "Eligible Employee," as defined in the SouthTrust Corporation Retirement Income Plan, as amended (the "Retirement Plan"), at age sixty-five (65) and the retirement pay due to be paid the Employee under the Retirement Plan, the SouthTrust Corporation Excess Benefit Plan, as amended ("the Excess Plan"), and the SouthTrust Corporation Additional Retirement Benefit Plan, as amended ("the Additional Plan"), shall be computed at the highest level of pay authorized for computation under the Retirement Plan, the Excess Plan, and Additional Plan and shall take into account, for purposes of computing such retirement pay, any payments made pursuant to the first sentence of paragraph 9 of this Agreement. If necessary,

the Company agrees to supplement the retirement pay provided for under the Retirement Plan, the Excess Plan, and the Additional Plan so that the aggregate retirement pay for the Employee, if the Employee elects Early Retirement and commences receiving payment of such retirement pay as of the first day of the month following his Early Retirement, will be at the same level and in the same amount, without any actuarial reduction due to commencement of benefit payment prior to his attainment of age 65, as it would have been if the Employee had retired at age 65 under the Retirement Plan, the Excess Plan, and the Additional Plan. In the event the Employee elects Early Retirement and does not commence

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receiving the Employee's retirement pay as of the first day of the month following the Employee's Early Retirement, the amount, if any, payable by the Company hereunder shall be actuarially increased (using the actuarial factors used for determining actuarial equivalent benefits under the Retirement Plan) to reflect the deferral of commencement of such benefits.

The Employee, if he elects Early Retirement, shall continue to be bound by its provisions of paragraph 13 of this Agreement.

4. If the Employee elects Early Retirement, the Company agrees that it will maintain, until the Employee attains age sixty-five (65), medical and health insurance covering the Employee and the Employee's dependents at the same level as such insurance is maintained for a full-time employee of the Company occupying a position comparable to that occupied by the Employee immediately prior to Early Retirement. In the event the Company shall cease to maintain medical or health insurance for its full-time employees or shall cease to have full-time employees at any time prior to the Employee's sixty-fifth (65th birthday, the Company shall maintain medical and health insurance covering the Employee at the same level as such insurance was maintained for a full-time employee of the Company occupying a position comparable to that occupied by the Employee immediately prior to Early Retirement at the last point in time the Company so maintained medical and health insurance for its full-time employees.

5. If the Employee elects Early Retirement, or if this Agreement is terminated without Cause (as hereinafter defined), or if the Employee terminates employment with the Company pursuant to and in accordance with paragraph 8 of this Agreement, it is agreed that the

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Company will, without charge to the Employee, permit the Employee to retain any automobile owned by the Company which the Employee may be using at that time, and the Company agrees to execute a bill of sale, or such other instrument and documentation as may be necessary, vesting title to such automobile in the Employee. If the Employee elects Early Retirement, or if this Agreement is terminated without Cause, or if the Employee terminates employment with the Company pursuant to and in accordance with paragraph 8 of this Agreement, the Company also agrees, until the Employee attains age sixty-five (65), to pay, on behalf of the Employee, all dues and other charges necessary in order to enable the Employee to be a member of a country club in the Birmingham, Alabama area of which the Employee was a member immediately prior to election of Early Retirement or such termination; provided, that if the Employee is a member of more than one (1) such country club immediately prior to electing Early Retirement or such termination, the Employee shall be required to designate in writing one (1) country club with respect to which he wishes this provision to be applicable.

6. If, by reason of illness (whether physical or mental) or accident, the Employee becomes disabled to the extent that the Employee is unable to perform the services required of the Employee under this Agreement for a period of six (6) consecutive months, or if Employee should die during the Period of this Agreement, this Agreement shall terminate forthwith, and neither the Employee, the Employee's estate nor any other person claiming through the Employee shall have any further or additional claim against the Company under this Agreement.

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7. Notwithstanding any other provision of this Agreement, the Employee may, at any time during the Period of this Agreement, be discharged by the Board of Directors of the Company for Cause, and in such event, this Agreement and all of the rights and obligations of the parties hereto shall terminate forthwith, except that the provisions of paragraph 12 of this Agreement shall survive such termination.

For purposes of this Agreement, the Company shall have Cause to discharge the Employee and terminate this Agreement

(a) if such discharge and termination shall have been the result of an act or acts of dishonesty by the Employee constituting a felony and resulting directly or indirectly in gain to or personal enrichment of the Employee at the Company's expense; or

(b) if there has been a deliberate and intentional refusal by the Employee during the Period of this Agreement to comply with the provisions of paragraph 12 of this Agreement, and such refusal results in demonstrably material injury to the Company.

Notwithstanding the foregoing, the Company shall not be deemed to have Cause to discharge the Employee and terminate this Agreement unless the Company shall have delivered to the Employee a written notice of termination specifying the particulars providing a basis for such termination and unless the Board of Directors of the Company, after providing reasonable written notice to

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the Employee of the notice of termination and the date of the meeting of the Board of Directors of the Company described below and providing the Employee, together with the Employee's counsel, an opportunity to be heard at a meeting of the Board of Directors, adopts and delivers to the Employee a resolution of a majority of the directors of the Company then in office, finding that, in the good faith opinion of such directors, the Employee was guilty of conduct giving rise to discharge and termination for Cause and specifying the particulars thereof in detail.

The Employee in no event shall be deemed to have been discharged by the Board of Directors of the Company, and this Agreement in no event shall be deemed to have been terminated for Cause, if such discharge and termination occurred or took place

(a) as the result of bad judgment or negligence on the part of the Employee; or

(b) as a result of an act or omission without intent of gaining therefrom directly or indirectly a profit to which the Employee was not legally entitled; or

(c) because of an act or omission delivered by the Employee in good faith to have been in or not opposed to the interests of the Company; or

(d) for any act or omission in respect of which a determination could properly be made that the Employee met the applicable standard of conduct prescribed for indemnification or reimbursement or payment of expenses under the Restated Certificate of Incorporation and/or Bylaws of the

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Company or under the laws of the State of Delaware or the directors' and officers' liability insurance of the Company, in each case as in effect at the time of such act or omission; or

(e) as the result of an act or omission which occurred more than twelve (12) calendar months prior to the Employee's having been given notice of discharge and termination of this Agreement for such act or omission, unless the commission of such act or such omission could not at the time of such commission or omission have been known to a member of the Board of Directors of the Company (other than the Employee if he is then a member of the Board of Directors), and in the latter case, more than twelve calendar months from the date that the commission of such act or such omission was or could reasonably have been so known; or

(f) as the result of a continuing course of action which commenced and was or could reasonably have been known to a member of the Board of Directors of the Company (other than the Employee if he is then a member of the Board of Directors) more than twelve (12) calendar months prior to notice having been given to the Employee of discharge and termination of this Agreement; or

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(g) as a result of the good faith conduct of the Employee in connection with any Change in Control of the Company (as hereinafter defined), including the Employee's opposition to or support thereof.

For purposes of this Agreement, a Change in Control of the Company shall be deemed to have occurred if: (a) any "person" (as such term is used in Sections 13(d) and 14(d) of the Securities Exchange Act of 1934 (the "Exchange Act") as in effect as of the Latest Amendment Date of this Agreement), other than the Company or any "person" who as of the Latest Amendment Date of this Agreement is a director or officer of the Company or whose shares of Common Stock of the Company are treated as "beneficially owned" (as such term is defined in Rule 13d-3 of the Exchange Act as in effect as of the Latest Amendment Date of this Agreement) by any such director or officer, is or becomes the beneficial owner, directly or indirectly, of securities of the Company representing 20% or more of the combined voting power of the Company's then outstanding securities; (b) individuals who, as of the Latest Amendment Date of this Agreement, constitute the Board of Directors of the Company (the "Incumbent Board of Directors") cease for any reason to constitute at least a majority of the Board of Directors, provided, however, that any individual becoming a director subsequent to the date hereof whose election, or nomination for election, was approved by a vote of at least a majority of the directors comprising the Incumbent Board of Directors shall be considered as though such individual were a member of the Incumbent Board of Directors, but excluding for this purpose any such individual whose initial assumption of office occurs as a result of either an actual or threatened election contest (as such terms are used in Regulation 14A promulgated under the Exchange Act) or other actual or threatened solicitation of proxies or consents by or on behalf of a person other than the Board of Directors; (c) the

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shareholders of the Company approve a reorganization, merger or consolidation of the Company, unless, following such reorganization, merger or consolidation, (i) more than 60% of, respectively, the then outstanding shares of common stock of the corporation resulting from such reorganization, merger or consolidation and the combined voting power of the then outstanding voting securities of such corporation entitled to vote generally in the election of the directors is then beneficially owned, directly or indirectly, by all or substantially all of the individuals and entities who were the beneficial owners, respectively, of the outstanding Common Stock of the Company and outstanding voting securities of the Company immediately prior to such reorganization, merger or consolidation in substantially these same proportions as their ownership, immediately prior to such reorganization, merger or consolidation, of the outstanding Common Stock of the Company and the outstanding voting securities of the Company, as the case may be, (ii) no person (excluding the Company, any employee benefit plan (or related trust) of the Company or such corporation resulting from such reorganization, merger or consolidation and any person beneficially owning, immediately prior to any reorganization, merger or consolidation, directly or indirectly, 20% or more of the outstanding Common Stock of the Company or outstanding voting securities of the Company, as the case may be), beneficially owns, directly or indirectly, 20% or more of, respectively, the then outstanding shares of common stock of the corporation resulting from such reorganization, merger or consolidation or the combined voting power of the then outstanding voting securities of such corporation entitled to vote generally in the election of directors, and (iii) at least a majority of the members of the board of directors of the corporation resulting from such reorganization, merger or consolidation were members of the Incumbent Board of Directors at the time of the execution of the initial agreement providing for such reorganization, merger or consolidation; or (d) the shareholders of the Company approve (i)

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a complete liquidation or dissolution of the Company or (ii) the sale or other disposition of all or substantially all of the assets of the Company, other than to a corporation, with respect to which following such sale or other disposition, (A) more than 60% of, respectively, the then outstanding shares of common stock of such corporation and the combined voting power of the then outstanding voting securities of such corporation entitled to vote generally in the election of directors is then beneficially owned, directly or indirectly, by all or substantially all of the individuals and entities who were the beneficial owners, respectively, of the outstanding Common Stock of the Company and the outstanding voting securities of the Company immediately prior to such sale or other disposition in substantially the same proportions as their ownership, immediately prior to such sale or other disposition, of the outstanding Common Stock of the Company and outstanding voting securities of the Company, as the case may be, (B) no person (excluding the Company, any employee benefit plan (or related trust) of the Company or such corporation resulting from such reorganization, merger or consolidation, and any person beneficially owning, immediately prior to such sale or other disposition, directly or indirectly, 20% or more of the outstanding Common Stock of the Company or the outstanding voting securities of the Company, as the case may be), beneficially owns, directly or indirectly, 20% or more, respectively, of the then outstanding shares of Common Stock of such corporation and the combined voting power of the then outstanding voting securities of such corporation entitled to vote generally in the election of directors, and (C) at least a majority of the members of the board of directors of the corporation resulting from such reorganization, merger or consolidation were members of the Incumbent Board of Directors at the time of the execution of the initial agreement providing for such sale or other disposition of assets of the Company.

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8. The Employee's employment may be terminated (i) during the Period of this Agreement by the Employee for Good Reason or (ii) during the Window Period by the Employee without any reason. For purposes of this Agreement, the "Window Period" shall mean the 30-day period immediately following the expiration of 180 days after the occurrence of a Change of Control of the Company. For purposes of this Agreement, "Good Reason" shall mean

(a) the assignment to the Employee of any duties inconsistent in any respect with the Employee's position (including status, offices, titles and reporting requirements), authority, duties or responsibilities as contemplated by paragraph 2 of this Agreement or any other action by the Company which results in a diminution in such position, authority, duties or responsibilities; or

(b) any failure by the Company to comply with any of the provisions of this Agreement, other than an isolated, insubstantial and inadvertent failure not occurring in bad faith and which is remedied by the Company promptly after receipt of written notice thereof given by the Employee; or

(c) the Company's requiring the Employee to be based at an office or location other than that described in paragraph 2 of this Agreement; or

(d) any purported termination by the Company of the Employee's employment otherwise than as expressly permitted by this Agreement.

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For purposes of this paragraph, any good faith determination of "Good Reason" made by the Employee shall be conclusive.

9. In the event that, during the Period of this Agreement, the Company shall cease to employ the Employee hereunder for any reason other than for Cause or death or disability (within the meaning of paragraph 6 to this Agreement) of the Employee, or the Employee, pursuant to and in accordance with the provisions of paragraph 8 of this Agreement, shall terminate the Employee's employment hereunder, the Employee, in lieu of the compensation contemplated by paragraph 3 hereof for the Period of this Agreement, shall be entitled to receive and the Company shall pay the Employee, for a period of five (5) years following such cessation of employment, annual payments equal to (i) the Annual Base Salary as in effect on the date immediately prior to the date of cessation of the Employee's employment, and (ii) the higher of (a) the highest annual bonus paid to the Employee during each of the five (5) calendar years of the Company preceding the date of cessation of the Employee's employment or (b) the annual bonus that the Employee would have been entitled to receive during the calendar year in which such cessation of employment occurs if the Company's performance (or other criterion on which the Employee's bonus for such calendar year is based) were to be annualized as of the date of such cessation of employment for the entire calendar year in which such cessation of employment occurs, which payments shall be paid in sixty (60) equal installments, payable on the first day of each month after the date of such cessation of employment. In addition, in the event of any cessation of employment contemplated by this paragraph 9, the Employee shall be entitled to all benefits of paragraph 5 of this Agreement. The Employee shall not be required to seek other employment in order to mitigate his damages under this Agreement, and the Company shall not

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be entitled to set off against the amounts required to be paid to Employee pursuant to this paragraph 9 any amount earned by the Employee in other employment after the Employee has ceased to be employed by the Company within the meaning of this paragraph 9 or any amount which might have been earned by the Employee in other employment had he sought such other employment.

It is understood and agreed by the Employee and the Company that the Employee, at any time during the five (5) year period provided for in this paragraph 9 and subject to the requirements of paragraph 3 of this Agreement, may elect Early Retirement pursuant to paragraph 3 of this Agreement, and in such event, the Employee shall be entitled to the benefits of paragraphs 3, 4 and 5 of this Agreement and shall be bound by the provisions of paragraph 12 of this Agreement, but from and after the date of such election, the Employee shall cease to be entitled to, and the Company no longer shall be obligated to pay, the payments required by the first sentence of this paragraph 9.

10.(a) Notwithstanding anything to the contrary herein, in the event it shall be determined that any payment or distribution by the Company to or for the benefit of the Employee, whether paid or payable or distributed or distributable pursuant to the terms of this Agreement or otherwise (a "Payment"), would be subject to the excise tax imposed by Section 4999 of the Internal Revenue Code of 1986, as amended ("the Code"), or any interest or penalties with respect to such excise tax (such excise tax, together with any such interest and penalties, are hereinafter collectively referred to as the "Excise Tax"), then the Employee shall be entitled to receive an additional payment (a "Gross-Up Payment") in an amount such that after payment by

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the Employee of all taxes (including any interest or penalties imposed with respect to such taxes), including any Excise Tax, imposed upon the Gross-Up Payment, the Employee retains an amount of the Gross-Up Payment equal to the Excise Tax imposed upon the Payments.

(b) Subject to the provisions of paragraph 10(c), all determinations required to be made under this paragraph 10, including whether a Gross-Up Payment is required and the amount of such Gross-Up Payment, shall be made by a firm of certified public accountants mutually acceptable to the Company and the Employee ("the Accounting Firm"), which shall provide details supporting calculations both to the Company and the Employee within fifteen (15) business days after termination of the Employee's employment or at such earlier time as may be requested by the Company. If the Accounting Firm determines that no Excise Tax is payable by the Employee, it shall furnish the Employee with an opinion that the Employee has substantial authority not to report any Excise Tax on his federal income tax return. Any determination by the Accounting Firm shall be binding upon the Company and the Employee. As a result of the uncertainty in the application of Section 4999 of the Code at the time of the initial determination by the Accounting Firm hereunder, it is possible that Gross-Up Payment which will not have been made by the Company should have been made ("Underpayment"), consistent with the calculations required to be made hereunder. In the event that the Company exhausts its remedies pursuant to paragraph 9(c) and the Employee thereafter is required to make a payment of any Excise Tax, the Accounting Firm shall determine the amount of the Underpayment that has occurred and any such Underpayment shall be promptly paid by the Company to or for the benefit of the Employee.

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(c) The Employee shall notify the Company in writing of any claim by the Internal Revenue Service that, if successful, would require the payment by the Company of the Gross-Up Payment. Such notification shall be given as soon as practicable but no later than ten (10) business days after the Employee knows of such claim and shall apprise the Company of the nature of such claim and the date on which such claim is required to be paid. The Employee shall not pay such claim prior to the expiration of the thirty (30) day period following the date on which he gives such notice to the Company (or such shorter period ending on the date that any payment of taxes with respect to such claim is due). If the

Company notifies the Employee in writing prior to the expiration of such period that it desire to contest such claim, the Employee shall:

(i) give the Company any information reasonably requested by the Company relating to such claim;

(ii) take such action in connection with contesting such claim as the Company shall reasonably request in writing from time to time, including, without limitation, accepting legal representation with respect to such claim by an attorney reasonably selected by the Company;

(iii) cooperate with the Company in good faith in order effectively to contest such claim; and

(iv) permit the Company to participate in any proceedings relating to such claim;

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provided, however, that the Company shall bear and pay directly all costs and expenses (including additional interest and penalties) incurred in connection with such contest and shall indemnify and hold the Employee harmless, on an after-tax basis, for any Excise Tax or income tax, including interest and penalties with respect thereto, imposed as the result of such representation and payment of costs and expenses. Without limitation of the foregoing provisions of this paragraph 10(c), the Company shall control all proceedings taken in connection with such contest and, in its sole option, may pursue or forego any and all administrative appeals, proceedings, hearings and conferences with the taxing authority in respect of such claim and may, in its sole option, either direct the Employee to pay the tax claimed and sue for a refund or contest the claim in any permissible manner, and the Employee agrees to prosecute such contest to a determination before any administrative tribunal, in a court of initial jurisdiction, and in any one or more appellate courts, as the Company shall determine; provided, however, that if the Company directs the Employee to pay such claim and sue for a refund, the Company shall advance the amount of such payment to the Employee, on an interest free basis, and shall indemnify and hold the Employee harmless, on an after-tax basis, from any Excise Tax or income tax, including interest or penalties with respect thereto, imposed with respect to such advance or with respect to any imputed income with respect to such advance; and further provided that any extension of the statute of limitations relating to payment of taxes for the taxable year of the Employee with respect to which such contested amount is claimed to be due is limited solely to such contested amount. Furthermore, the Company's control of the contest shall be limited to issues with respect to which a Gross-Up Payment would be payable hereunder and the Employee shall be entitled to settle or contest, as the case may be, any other issue raised by the Internal Revenue Service or any other taxing authority.

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(d) If, after the receipt by the Employee of an amount advanced by the Company pursuant to paragraph 10(c), the Employee becomes entitled to receive any refund with respect to such claim, the Employee shall (subject to the Company's compliance with the requirements of paragraph 10(c)), promptly pay to the Company the amount of such refund (together with any interest paid or credited thereon after taxes applicable thereto). If, after the receipt by the Employee of an amount advanced by the Company pursuant to paragraph 10(c), a determination is made that the Employee shall not be entitled to any refund with respect to such claim and the Company does not notify the Employee in writing of its intent to contest such denial or refund prior to the expiration of thirty (30) days after such determination, then such advance shall be forgiven and shall not be required to be repaid and the amount of such advance shall offset, to the extent thereof, the amount of Gross-Up Payment required to be paid.

11. The Period of this Agreement, and the period of the Employee's employment hereunder, shall be from October 19, 1984 until December 31, 1992; provided, however, that on December 31, 1988 and any subsequent December 31 thereafter, the Period of this Agreement shall be automatically extended for an additional period of one (1) calendar year.

12. The Company agrees to pay promptly as incurred, to the full extent permitted by law, all legal fees and expenses which the Employee may reasonable incur as a result of any contest (regardless of the outcome thereof) by the Company, the Employee or others with respect to the validity or enforceability of, or liability under, any provision of this Agreement or any guarantee or performance thereof (including as a result of any contest by the Employee about

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the amount of any payment pursuant to this Agreement), plus in each case interest on any delayed payment at the applicable Federal rate provided for in Section 7872(f)(2)(A) of the Code.

13. As further consideration for the execution of this Agreement by the Company, the Employee covenants and agrees that for a period of thirty-six (36) months after his departure from direct employment by the Company, or while the Employee is otherwise subject to the terms and conditions of this paragraph 13, he will not within the State of Alabama, or any other state in which the Company or its subsidiaries conduct business, engage, either directly or indirectly, in a business in competition with the business or businesses carried on by the Company or any subsidiaries thereof during Employee's employment by the Company, nor will he directly or indirectly render any services to or solicit the banking business of any person or entity (regardless of where located) to whom the Company or any of its subsidiaries rendered service during his employment by the Company, nor will he directly or indirectly employ or seek to employ any person who is employed by the Company or any subsidiary of the Company, nor shall he induce any such person to leave employment with the Company or any subsidiary of the Company. Notwithstanding the provisions hereof, and without violating any provision of this Agreement, the Employee and/or members of his immediate family may beneficially own securities of The First National Bank of Ashford, Ashford, Alabama and/or Barbour County Bank, Clayton, Alabama, and the Employee may serve as a member of the Board of Directors (including any committee thereof) and may serve as an officer or other employee of The First National Bank of Ashford, Ashford, Alabama and/or Barbour County Bank, Clayton, Alabama. The provisions of this paragraph 13 may be enforced by an injunction by any competent court enjoining and restraining any violation hereof, including without limitation, a temporary and permanent

20

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injunction restraining Employee from the continuation of employment or the rendering of services or any other act or violation of this paragraph 13.

14. This Agreement shall be binding upon the parties hereto, and as to the Company, this Agreement shall be binding upon the successors and assigns of the Company, including successors and assigns resulting from any merger or reorganization of the Company, any sale of assets of the Company or any other business combination involving the Company, and as to the Employee, this Agreement (unless otherwise specified to the contrary) shall be binding upon the heirs, executors, administrators and personal representatives of the Employee.

15. This Agreement shall be governed by and construed in accordance with the laws of the State of Alabama, except to the extent that the General Corporation Law of the State of Delaware may be applicable to this Agreement.

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IN WITNESS WHEREOF, the Company has hereunto caused its signature and seal to be affixed to this Agreement and the Employee has hereunto set his hand and seal, as of this the date first above written.

SOUTHTRUST CORPORATION

By: /s/ Charles Whitfield

Its: Sr Vice President

ATTEST:

/s/ Aubrey Barnard

Secretary

/s/ Wallace D. Malone, Jr.
---------------------------------- (L.S.)
Wallace D. Malone, Jr.
Employee

WITNESS:

</TEXT>
</DOCUMENT>

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

January 16, 2004

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: SouthTrust Corporation
Incoming letter dated November 25, 2003

The proposal recommends that the Board of Directors amend the bylaws to separate the Chairman and Chief Executive Officer positions and to require that an independent director serve as Chairman of the Board.

There appears to be some basis for your view that SouthTrust may exclude the proposal under rule 14a-8(i)(6), as beyond the power of the board of directors to implement. In our view, it does not appear to be within the board's power to ensure that an individual meeting the specified criteria would be elected as director and serve as chairman of the board. Accordingly, we will not recommend enforcement action to the Commission if SouthTrust omits the proposal from its proxy materials in reliance on rule 14a-8(i)(6). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which SouthTrust relies.

Sincerely,

for.

Song P. Brandon
Attoney-Advisor